Exhibit 15


                            --IMPORTANT ALERT--

                      THIS IS NOT A DUPLICATE MAILING

Our May 20th letter to you accompanies both the GREEN AND GOLD voting instruction forms relating to the upcoming Special and Annual Meetings. However, due to computer-processing requirements, it was necessary to mail the GOLD and GREEN voting instruction forms in separate envelopes, each accompanied by a copy of the May 20th letter. We apologize for any inconvenience this may cause.

WE URGE YOU TO PROTECT THE VALUE OF YOUR INVESTMENT BY SIGNING, DATING AND RETURNING BOTH THE GREEN AND GOLD VOTING INSTRUCTION FORMS TODAY.

If you have any questions about how to vote your shares, please call our proxy solicitor, Georgeson & Company Inc., toll-free at 1-800-223-2064.

Thank you for your support.

GREAT WESTERN FINANCIAL CORPORATION